Exhibit 4.17

English Translation

EXCLUSIVE TECHNOLOGY AND MARKET PROMOTION SERVICES AGREEMENT

BETWEEN

HUIYOU DIGITAL (SHENZHEN) LTD

AND

SHENZHEN LANYUE INTERNET TECHNOLOGY CO., LTD.

EXECUTED IN SHENZHEN ON 13 SEPTEMBER 2013

EXCLUSIVE TECHNOLOGY AND MARKET

PROMOTION SERVICES AGREEMENT

THIS EXCLUSIVE TECHNOLOGY AND MARKET PROMOTION SERVICES AGREEMENT (“this Agreement”) is made and entered into as of October 28, 2009 in Guangzhou, the People’s Republic of China (“China”), by and between:

Huiyou Digital (Shenzhen) Ltd. (“Huiyou”), a wholly foreign owned enterprise duly organized and existing under the laws of China, with its registered address at 13E, 13th Floor, B Block, Shenye Tairan Xuesong Building, Tairan Industry Park, Futian District, Shenzhen;

and

Shenzhen Lanyue Internet Technology Co., Ltd., (“Lanyue”), a domestic company with limited liability duly organized and existing under the laws of China, with its registered address at 1085-1086, Shangshuyuan Commerce Podium Building, Meilin Road, Meilin Sub-district, Futian District, Shenzhen.

WHEREAS,

1.	Lanyue is a corporate body duly organized and existing, and desires to receive the Technology Services and Market Promotion Services from Huiyou to promote the business development of Lanyue, while Huiyou agrees to provide Lanyue with the Technology Services and Market Promotion Services, in accordance with the terms and conditions of this Agreement.

2.	Lanyue is currently applying for (i) the Value-added Telecom Service Operation License, (ii) the Internet Publication Permit, and (iii) the Network Culture Operation License (collectively, the “Qualifications for Operating Mobile Online Games”). Upon obtaining the Qualifications for Operating Mobile Online Games, Lanyue will engage in the value-added telecom service as well as the development and operation of mobile games and online games.

3.	In respect thereof, Lanyue and Huiyou hereby enter into this Agreement to regulate the matters relating to the Technology Services and Market Promotion Services between both parties.

NOW, THEREFORE, both parties hereby enter into the following terms and conditions:

1	DEFINITIONS AND INTERPRETATIONS

1.1	For the purpose of this Agreement:

“this Agreement” shall mean this THIS EXCLUSIVE TECHNOLOGY AND MARKET PROMOTION SERVICES AGREEMENT and all appendices attached hereto, and any amendments, modification or supplementation made according to this Agreement from time to time.

“Commencement Date” shall mean the date, month and year indicated herein first above;

“Technology Services” shall mean the technology services listed in 1-A of Appendix 1 hereto, which shall be provided by Huiyou to Lanyue;

“Market Promotion Services” shall mean the market promotion services listed in 1-B of Appendix 1 hereto, which shall be provided by Huiyou to Lanyue;

“Technology Services and Market Promotion Services Fee” shall mean the technology services and market promotion services fee payable by Lanyue to Huiyou in consideration of the Technology Services and Market Promotion Services listed in Appendix 1 and provided by Huiyou. For details about the calculation and terms of payment of the said fee, refer to Appendix 1.

1.2	The headings herein contained are for convenience of reference only and will not affect the interpretation of this Agreement.

1.3	The term of “Exclusive” as referred to in the title of this Agreement shall mean that Lanyue may only use the Technology Services and Market Promotion Services provided by Huiyou; and that, other than the third-party designated by Huiyou, Lanyue must not provide or assign the Technology Services performed by Huiyou hereunder to any third-party. Lanyue also undertakes that, if it intends to establish any other business cooperation with any third-party, Huiyou or its affiliate shall have the right of first refusal in such cooperation under equivalent conditions.

2	TERM AND TERMINATION

2.1	This Agreement shall remain effective till the dissolution of Huiyou in accordance with the applicable laws of the People’s Republic of China, unless Huiyou terminates this Agreement.

2.2	During the term of this Agreement, Lanyue may not terminate this Agreement; otherwise, it shall pay the liquidated damages of RMB 20 million to Huiyou. Huiyou may terminate this Agreement by sending a thirty-day written notice to Lanyue at any time. If Huiyou terminates this Agreement due to any breach of Lanyue, Lanyue shall pay the liquidated damages of RMB 20 million to Huiyou. If the actual damages suffered by Huiyou due to such breach exceed the liquidated damages mentioned above, Lanyue shall pay the actual damages to Huiyou and pay the relevant fee of the completed services.

2.3	The rights and obligations under Article 6 and Article 8 of this Agreement shall survive after the termination of this Agreement.

3	OBLIGATIONS OF HUIYOU

3.1	Huiyou shall provide the Technology Services and Market Promotion Services listed in Appendix 1 hereto from the Commencement Date in accordance with the terms and conditions of this Agreement.

3.2	Delay or failure to perform this Agreement Huiyou due to any force majeure will not constitute a breach of this Agreement. For the purpose of this Agreement, “Force Majeure” shall mean any event that is beyond the reasonable control of either Party hereto and inevitable even with reasonable care of the influenced Party, including but not limited to government act, act of God, fire, explosion, storm, floods, earthquake, tide, lightning, riot or war. If Huiyou seeks release of its obligations hereunder due to the influence of force majeure, it shall give a notice to Lanyue as soon as practicable.

4	OBLIGATIONS OF LANYUE

4.1	Lanyue shall pay the Technology Services and Market Promotion Services Fee to Huiyou as per the calculation formula/due date and terms of payment for the Technology Services and Market Promotion Services Fee specified in Appendix 1 attached hereto.

4.2	Without the prior written consent of Huiyou, Lanyue may not research or develop the technology or intellectual property right provided by Huiyou hereunder and relating to the Technology Services and Market Promotion Services Fee. Any and all developments relating to such technology or intellectual property right developed by Lanyue, and any and all intellectual property rights therein shall be the property of Huiyou. Lanyue may not assign, license, mortgage or otherwise dispose of such developments and all intellectual property rights relating thereto without authorization.

4.3	In order to ensure the payment of the Technology Services Fee and the Market Promotion Services Fee, Lanyue agrees that Huiyou may audit the financial statements and other financial documents and/or business contracts and other documents of Lanyue in each month.

5	EFFECTIVENESS

5.1	This Agreement shall become effective as of being duly executed on the date indicated herein first above, i.e. 1 September 2013.

6	PROTECTION OF INTELLECTUAL PROPERTY RIGHT

6.1	Lanyue hereby acknowledges that, without the prior written consent of Lanyue, it may not use any proprietary or confidential information of Huiyou for its own purpose or disclose, divulge or make available of such information to any party who is not a Party to this Agreement, or cause or result any unauthorized disclosure of such information due to its failure in performance of duty of care. Upon termination of this Agreement, Lanyue shall return any document, material or software containing the confidential information to Huiyou or destroy such document, material or software as per requirement of Huiyou, and shall delete any confidential information from any relevant storage media and must not continue to use such confidential information. Lanyue shall take necessary actions to disclose the confidential information only to those employees, agents or professional consultants who need to know, and shall procure such employees, agents or professional consultants to comply with the confidentiality obligation hereunder. For the purpose of this Agreement, “Confidential Information” shall include the trade secret received by Lanyue during the term of this Agreement and relating to the know-how, business, finance or affair of Huiyou, as well as the information relating to the application, observation data and materials of such know-how and proprietary technology.

6.2	Lanyue hereby confirms that it only has the right to use the Technology Services and the Market Promotion Services provided by Huiyou hereunder for its own business purpose, and does not have the right to any intellectual property of the Technology Services and the Market Promotion Services provided by Huiyou hereunder or the right of registration or application of such intellectual property.

6.3	For the purpose of Article 6.2 above, “Intellectual Property Right” shall mean:

(1)	Patent, trademark, service mark, registered design, application thereof, business and trade name (including internet domain and name of email address), non-registered trademark and service mark, copyright, database right, know-how, and the right to any content in the design, invention, computer software, database or website;

(2)	Any license, consent, order, statutory right or any right relating to the right mentioned in Item (1) above;

(3)	Any right with the same or similar effect or nature as that mentioned in Item (1) and Item (2) above; and

(4)	The right against unfair competition and the right to institute an action against counterfeit.

6.4	If Lanyue violates the confidentiality obligation under this Article 6 or the undertaking about the use of intellectual property right mentioned above, Lanyue shall pay the liquidated damages of RMB 1 million to Huiyou. If the actual damages suffered by Huiyou due to violation of the confidentiality obligation under this Article 6 or the undertaking about the use of intellectual property right mentioned above by Lanyue exceed the liquidated damages, Lanyue shall pay the actual damages to Huiyou.

7	REPRESENTATIONS AND WARRANTIES

7.1	Huiyou hereby represents and warrants that:

(1)	Huiyou is a wholly foreign owned enterprise duly incorporated and validly existing under the laws of China;

(2)	Huiyou shall perform this Agreement with its corporate power and within its business scope, and it has obtained the necessary corporate authorization as well as the consent and approval of third-party and government authority, and the performance of this Agreement will not violate any law or contractual restriction binding or affecting it;

(3)	This Agreement shall constitute a lawful, valid, binding and enforceable legal instrument on Huiyou upon execution of this Agreement.

7.2	Lanyue hereby represents and warrants that:

(1)	Lanyue is a company duly incorporated and validly existing under the laws of China;

(2)	Lanyue will make its best efforts to develop and expand its businesses;

(3)	Lanyue executes and performs this Agreement with its corporate power and within its business scope, and it has obtained the necessary corporate authorization, and the performance of this Agreement will not violate any law of China or contractual restriction binding or affecting it;

(4)	This Agreement shall constitute a lawful, valid, binding and enforceable legal instrument on Lanyue upon execution of this Agreement.

8	UNDERTAKINGS

8.1	In order to fulfill the obligations hereunder by Lanyue, Lanyue hereby agrees and undertakes that, during the term of this Agreement, Lanyue may not take or carry out any action or transaction which materially changes its business, assets, operation, employee or any other relevant right or obligation, including but not limited to:

(1)	Termination, suspension or change of the business being carried out by Lanyue or its subsidiary, or the change of business scope or business mode of Lanyue; provided that Lanyue, in order to achieve the goals of cooperation hereunder, upon obtaining the Qualifications for Operating Mobile Online Games, will expand its business scope to include the value-added telecom service and the development and operation of mobile games and online games.

(2)	Sale, lease or giveaway of all or substantial part of good will or assets of Lanyue or its subsidiary;

(3)	Change of the organizational structure, or the composition of board of directors of Lanyue;

(4)	Change of the registered capital, shareholder or shareholding structure of Lanyue;

(5)	Distribution of the after-taxation profit of Lanyue;

(6)	Change of the existing accounting standards or accounting policy or fiscal year of Lanyue;

(7)	Appointment or change of the auditor of Lanyue or its subsidiary;

(8)	Sale, assignment, mortgage or waiver of any trademark, patent or any other intellectual property right owned by Lanyue or its subsidiary, other than the same is carried out during the normal business course of Lanyue;

(9)	Adoption of any resolution regarding the dissolution, merger, reorganization or liquidation of Lanyue or its subsidiary;

(10)	Any amendment or supplementation to the articles of association of Lanyue or its subsidiary, other than such amendment or supplementation as required in connection with any change of business scope of Lanyue agreed by Huiyou;

(11)	Direct or indirect waiver or dilution of the economic interests of Lanyue or its subsidiary;

(12)	Any external investment, or sale or change of any existing external investment of Lanyue or its subsidiary;

(13)	Appointment or dismissal of any officer of Lanyue;

(14)	Entering into or amending any arrangement regarding bonus, profit sharing plan, stock option or share subscription;

(15)	Entering into or execution of any contract, agreement or undertaking with the total contract price more than RMB 500,000;

(16)	Receipt of any financial support from any other third-party, other than any loan from any bank or any other financial institution required by Lanyue during its normal business course;

(17)	Receipt of any amount more than RMB 500,000 singly or more than RMB 2,000,000 accumulatively within continuous 12 months from any bank or any other financial institution;

(18)	Any security, mortgage, pledge or guaranty provided by Lanyue or its subsidiary to any third-party in whatever forms, other than the mortgage on its assets provided by Lanyue or its subsidiary for any loan received by Lanyue from any bank or any other financial institution during its normal business course;

(19)	Assignment of any cash or assets with the value more than US$500,000 between Lanyue and its subsidiary, or between its subsidiaries;

(20)	Any capital expenditure more than US$100,000 or equivalent value;

(21)	Purchase of fixed assets with the aggregate value more than RMB 500,000 or equivalent value within continuous 12 months; or

(22)	Any affiliated transaction.

9	LIABILITIES FOR BREACH OF CONTRACT

9.1	If either Party breaches this Agreement or any representation or warranty made herein, the non-breaching party shall give a written notice to the breaching party requesting for effective remedies to such breach and for actions against damages within ten (10) days upon receipt of the notice, and for the continued performance of this Agreement. The breaching party shall indemnify the non-breaching party against all losses and damages resulting therefrom.

9.2	The total indemnity paid by the breaching party to the non-breaching party shall be equal to the losses and damages resulting from such breach, including the benefits receivable by the non-breaching party if this Agreement had been performed, provided however such indemnity shall not exceed the reasonable prediction of both parties.

9.3	If both parties breach this Agreement, the indemnity payable by each Party shall be determined as per the extent of breach respectively.

9.4	If Lanyue materially violates this Agreement, Huiyou may demand Lanyue to take all necessary actions according to the applicable laws, regulations and the articles of association of Lanyue, to replace the directors and officers of Lanyue upon request of Huiyou and to change the business operations of Lanyue.

10	ASSIGNMENT

Huiyou may assign its rights and obligations hereunder to any third-party at any time, without the consent of Lanyue. Lanyue may not assign any of its right or obligation hereunder to any third-party at any time, without the prior written consent of Huiyou.

11	WAIVER AND SEVERABILITY

Failure or delay to exercise any right, power or remedy hereunder by Huiyou will not affect such right, power or remedy, or constitute a waiver of such right, power or remedy; and any single or partial exercise of such right, power or remedy will not preclude the further exercise of such right, power or remedy, or exercise of any other right, power or remedy. If any provision of this Agreement at any time becomes unlawful, invalid or unenforceable at any aspect under any law of any jurisdiction, the lawfulness, validity and enforceability of such provision under the laws of any other jurisdiction and the lawfulness, validity and enforceability of any other provision of this Agreement will not be affected or prejudiced.

12	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the applicable laws of China.

13	DISPUTE RESOLUTION

13.1	Arbitration

Any controversy, dispute or claim (“Claim”) arising from or in connection with this Agreement may be submitted by either Party to China International Economic and Trade Arbitration Commission South China Sub-commission according to its then effective arbitration rules for arbitration in Shenzhen. The arbitration shall be carried out in Chinese. The arbitral tribunal shall be composed of one arbitrator. The award shall be final and binding upon both parties. This Article 13 shall survive after the termination or expiration of this Agreement.

13.2	Enforcement of Award

The winning party may enforce the award at any competent court or judicial authority, and all parties subject to the award shall agree to be bound by the award and take actions according to the award.

14	MISCELLANEOUS

14.1	This Agreement constitutes an entire agreement between both parties and supersedes any and all prior oral or written contracts, agreements, understandings or arrangements in respect of the subject matter of this Agreement. Such contracts, agreements, understanding or arrangements shall be deemed as terminated automatically.

14.2	No amendment to this Agreement shall be effective, unless otherwise agreed by the duly authorized representatives of both parties in written forms. Any amendment or supplementation to this Agreement shall be signed by both parties in written form. Any amendment and/or supplement to this Agreement duly executed by both parties shall be deemed as an integral part of this Agreement, and shall have the same legal force as this Agreement.

14.3	Both parties acknowledge and agree that the full performance of cooperation hereunder is subject to Lanyue’s obtaining of the Qualifications for Operating Mobile Online Games and expansion of its business scope to include the value-added telecom service and the development and operation of mobile games and online games. If Lanyue fails to obtain the Qualifications for Operating Mobile Online Games and complete such expansion or change of its business scope by 31 December 2015, then unless otherwise agreed by Huiyou in writing, this Agreement shall terminate on such date, and both parties shall cooperate in good faith and take all such reasonable actions and execute all such reasonable and necessary documents as required to restore each party’s status prior to the date of this Agreement.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

(No text in this page and this is the signature page of this Agreement.)

Huiyou Digital (Shenzhen) Ltd [Company Seal Affixed]

Signature:	/s/ Ken Jian Xiao

Name in Print:	Ken Jian Xiao

Title:	Legal Representative

Shenzhen Lanyue Internet Technology Co., Ltd. [Company Seal Affixed]

Signature:	/s/ Ken Jian Xiao

Name in Print:	Ken Jian Xiao

Title:	Legal Representative

APPENDIX 1

TECHNOLOGY SERVICES AND MARKET PROMOTION SERVICES

1-A.	The “Technology Services” provided by Huiyou to Lanyue shall mean:

the exclusive service of mobile phone gaming software, technology support and other services relating to the business of Huiyou, including the comprehensive solution to the IT system of Lanyue, implementation of such solution, and the operation and maintenance service for the IT system and mobile phone gaming of Lanyue. Such services shall include but not limited to:

(1)	License Lanyue to use the software of Huiyou required for its business operations;

(2)	Provide a comprehensive IT solution required by Lanyue for its business operations;

(3)	Routine maintenance, maintenance and updating of hardware, equipment and database;

(4)	Development, maintenance and updating of relevant application software;

(5)	Trainings for the professional technicians of Lanyue;

(6)	Assist Lanyue in collection and research of relevant technical information; and

(7)	Any other relevant technology services and consulting services upon request of Lanyue from time to time.

1-B.	The “Market Promotion Services” provided by Huiyou to Lanyue shall mean:

the exclusive market promotion service relating to the businesses of Lanyue, including but not limited to:

(1)	Service of product marketing planning and implementation;

(2)	Service of establishing the customer network and maintenance;

(3)	Human resources management and training;

(4)	Service of establishing the media relationship, product advertising and promotion; and

(5)	Any other relevant promotion service and consulting service upon request of Lanyue from time to time.

2.	Calculation of Technology Services and Market Promotion Services Fee:

(1)	A performance-based service fee at a specific percentage of the yearly revenue of Lanyue, to be otherwise determined by both parties through negotiation;

(2)	In respect of the services actually provided by Huiyou, the specific amount of service fee shall be otherwise determined by both parties through negotiations;

(3)	The service fee for any other relevant technology service and consulting service upon request of Lanyue shall be otherwise determined by both parties.

3.	Time and Terms of Payment of Technology Services and Market Promotion Services Fee:

On or before January 31, April 30, July 31 and October 31 of each year, Lanyue shall pay the Technology Services and Market Promotion Services Fee to Huiyou hereunder as per the agreed percentage mentioned above. After this Agreement is expired or terminated, Lanyue shall pay the outstanding balance of the Technology Services and Market Promotion Services Fee to Huiyou within thirty (30) days upon expiration or termination of this Agreement. After the end of each accounting year of Lanyue, both parties shall determine the amount of Technology Services and Market Promotion Services Fee actually payable by Lanyue, as per the total revenue of the licensee in the previous year confirmed by the audit report issued by a Chinese CPA firm recognized by both parties, and the paid amount shall be reconciled accordingly (i.e. refund for any overpayment or a supplemental payment for any deficiency) within fifteen (15) business days upon issuance of the audit report. Lanyue hereby undertakes to Huiyou that it will provide with the Chinese CPA firm with all necessary materials and assistance, and will procure the firm to complete and issue the audit report of the previous year to both parties within thirty (30) business days after the end of each year. Lanyue shall timely remit all due and payable Technology Services and Market Promotion Services Fees hereunder to the bank account designated by Huiyou.